Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-173347

Prospectus Supplement No. 2

(To U.S. Exchange Offer Prospectus filed with the U.S. Securities and Exchange Commission on May 4, 2011)

VOLUNTARY PUBLIC TAKEOVER OFFER

(EXCHANGE OFFER)

by

Alpha Beta Netherlands Holding N.V.

Beursplein 5, 1012 JW Amsterdam, the Netherlands

to the shareholders of

Deutsche Börse Aktiengesellschaft

60485 Frankfurt am Main, Germany

to acquire all registered no-par-value shares of Deutsche Börse Aktiengesellschaft for consideration of

1 new ordinary share in Alpha Beta Netherlands Holding N.V.

for 1 share in Deutsche Börse Aktiengesellschaft

Offer Acceptance Period: May 4, 2011 to midnight, at the end of July 13, 2011

(Central European Daylight Savings Time)

Deutsche Börse shares:	ISIN DE0005810055
tendered Deutsche Börse shares:	ISIN DE00A1KRND6
Holdco offer shares:	ISIN NL0009766997

This Prospectus Supplement No. 2 (this “Supplement”) is supplemental to, forms part of and must be read in conjunction with the U.S. Exchange Offer Prospectus (the “Prospectus”), which was filed with the U.S. Securities and Exchange Commission on May 4, 2011, as supplemented by Prospectus Supplement dated May 17, 2011, relating to the voluntary public takeover offer (the “exchange offer”) of Alpha Beta Netherlands Holding N.V. (“Holdco”) to the shareholders of Deutsche Börse Aktiengesellschaft (“Deutsche Börse”) to acquire all registered no-par-value shares of Deutsche Börse (the “Deutsche Börse shares”). To the extent that there is any inconsistency between any information in this Supplement and any other information in, or incorporated by reference into, the Prospectus, in each case as of the date of this Supplement, the information in this Supplement will prevail.

This Supplement has been prepared for the purpose of informing holders of Deutsche Börse shares that (1) Deutsche Börse and NYSE Euronext have recommended to the Board of Directors of Holdco that Holdco declare a one-time special dividend of €2.00 per Holdco share from Holdco’s capital reserves shortly after closing of the combination of Deutsche Börse and NYSE Euronext and (2) on June 7, 2011, Deutsche Börse signed a definitive agreement with SIX Group AG and SIX Swiss Exchange AG making Deutsche Börse the sole owner of the currently jointly owned Eurex Group and SIX Group a shareholder in Holdco. This Supplement also contains certain additional information relating to the tax treatment of the special dividend, information relating to the appraisal rights that are available to NYSE Euronext shareholders who dissent to the merger pursuant to Delaware law and other matters relating to the combination.

The date of this Supplement is June 16, 2011.

FORWARD-LOOKING STATEMENTS

This Supplement contains forward-looking statements. A forward-looking statement is any statement that does not relate to historical facts and events. Forward-looking statements in this Supplement include, in particular, statements containing information on future earnings capacity, plans and expectations of Holdco’s business, its growth and profitability, and general economic and regulatory conditions and other factors to which it is or may be exposed. Statements made using terms such as “may,” “might,” “will,” “should,” “expect,” “plan,” “intends,” “anticipate,” “believe,” “is of the opinion,” “assume,” “estimate,” “predict,” “potential” “is likely” or “continue,” and the negative of these terms and other comparable terminology indicate forward-looking statements. Forward-looking statements in this Supplement are based on estimates and assessments made to the best of Holdco’s present knowledge. These forward-looking statements are based on assumptions, uncertainties and other factors, the occurrence or non-occurrence of which could cause the actual results of Holdco, including its financial condition and/or profitability, to differ materially from or fail to meet the expectations expressed or implied in the forward-looking statements. Accordingly, investors are strongly advised to read the following sections of the exchange offer prospectus: “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Deutsche Börse Group,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of NYSE Euronext,” “Business of Holdco and Certain Information about Holdco,” “Business of Deutsche Börse Group and Certain Information about Deutsche Börse Group,” “Business of NYSE Euronext and Certain Information about NYSE Euronext” and “Recent Developments and Outlook.” These sections include more detailed descriptions of factors that might have an impact on the business of Holdco and the market in which it operates.

In light of the uncertainties and assumptions, it is also possible that the future events mentioned in this Supplement might not occur. In addition, the forward-looking estimates and forecasts reproduced in this Supplement from third-party reports could prove to be inaccurate.

The forward-looking statements contained in this Supplement speak only as of the date on which they were made. Holdco expressly disclaims any obligation or undertaking, except as required by law, to release publicly any updates or revisions to any forward-looking statement contained herein or therein to reflect any change in Holdco’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or to conform any such statement to actual events or developments.

HOLDCO SPECIAL DIVIDEND

The Special Dividend

On June 7, 2011, Deutsche Börse and NYSE Euronext announced that they had recommended to the Holdco board of directors that Holdco pay a one-time special dividend of €2.00 per Holdco share from Holdco’s capital reserves shortly after completion of the combination. On June 16, 2011, the board of directors of NYSE Euronext and the supervisory board of Deutsche Börse each passed resolutions to support this recommendation. The management board of Deutsche Börse also passed a resolution to support this recommendation on June 7, 2011.

Based on the share exchange ratios agreed under the business combination agreement between NYSE Euronext and Deutsche Börse, the special dividend translates into €2.00 for every Deutsche Börse share that is exchanged in the exchange offer (based on an exchange ratio of one Holdco share for each tendered Deutsche Börse share) and into €0.94 per NYSE Euronext share (based on an exchange ratio of 0.47 Holdco share for each NYSE Euronext share outstanding immediately prior to the merger). If the Holdco board of directors approves the special dividend, the total amount paid to Holdco shareholders would be approximately €620 million, assuming 100% acceptance by Deutsche Börse shareholders in the exchange offer. The dividend will be payable to Holdco shareholders as of a record date to be established by the Holdco board of directors and is expected to be payable in either euros or U.S. dollars. The record date is anticipated to be shortly after the completion of the combination.

Once Holdco’s general meeting of shareholders has passed its resolution to make the cash distribution prior to completion of the combination, payment will be made subject to approval from Holdco’s board of directors after completion of the combination. Although Deutsche Börse and NYSE Euronext expect that the board of directors of Holdco will declare the special dividend, there can be no assurance that the special dividend will be declared.

Appraisal Rights for NYSE Euronext Shareholders

Appraisal rights are available to NYSE Euronext shareholders who dissent to the merger pursuant to Section 262 of the Delaware General Corporation Law (which is referred to in this Supplement as the “DGCL”).

NYSE Euronext shareholders who seek appraisal and comply with the applicable requirements of the DGCL will receive, in lieu of the merger consideration, a cash payment for the fair value of their NYSE Euronext shares as determined by the Delaware Court of following an appraisal proceeding. The appraised value of the shares will not include any value arising from the merger. The number of shareholders exercising appraisal rights will impact Holdco group’s cash balances and cash flow as Holdco group will be required to pay such shareholders in cash. The amount of the awards to dissenting shareholders may be material and would reduce the amount of cash available for Holdco group’s operations.

Material Tax Consequences of the Special Dividend

The following section contains a discussion of (1) the material U.S. federal income tax consequences of the receipt of the special dividend to U.S. holders (as defined in the exchange offer prospectus) of Holdco shares received in the exchange offer and (2) the material Dutch income tax consequences of the receipt of the special dividend to Resident Holders and Non-Resident Holders (as defined in the exchange offer prospectus) of Holdco shares received in the exchange offer.

Material U.S. Federal Income Tax Consequences of the Special Dividend

This discussion of U.S. federal income tax consequences is based upon the Internal Revenue Code of 1986, as amended (which is referred to in this Supplement as the “Internal Revenue Code”), U.S. Treasury regulations promulgated thereunder and administrative rulings and court decisions, all as in effect on the date of this document. These laws may change, possibly retroactively, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion only addresses holders of Holdco shares received in the exchange offer described under the heading “MATERIAL TAX CONSIDERATIONS—Material U.S. Federal Income Tax Consequences—General Matters Relating to U.S. Federal Income Tax Discussions” of the exchange offer prospectus, and does not address those holders or those tax consequences excluded from the discussion under such heading of the exchange offer prospectus. This discussion assumes that the exchange offer will qualify as a transaction described in Section 351(a) of the Internal Revenue Code and/or the merger and the exchange offer, taken together, will qualify as a transaction described in Section 351(a) of the Internal Revenue Code, as described in the exchange offer prospectus.

The U.S. federal income tax treatment of the receipt of the special dividend is uncertain. Holdco intends to take the position that the special dividend is a distribution with respect to Holdco shares. It is possible, however, that the special dividend could instead be treated as additional consideration received by former shareholders of Deutsche Börse pursuant to the exchange offer. The following discussion summarizes the material U.S. federal income tax consequences of the special dividend in the alternative. Holders of Deutsche Börse shares should consult their tax advisors regarding the particular federal, state, local and non-U.S. tax consequences to them of receiving the special dividend.

Special Dividend Treated as a Distribution

If the special dividend is treated as a distribution with respect to Holdco shares, the material U.S. federal income tax consequences to U.S. holders of Holdco shares received in the exchange offer will generally be the same as those described in the exchange offer prospectus under the headings “MATERIAL TAX CONSIDERATIONS—Material U.S. Federal Income Tax Consequences—Material U.S. Federal Income Tax Considerations Relating to the Ownership and Disposition of Holdco Shares Received in the Exchange Offer—U.S. Holders— Distributions.”

Dividends paid with respect to Holdco shares may be subject to information reporting and backup withholding, as discussed in the exchange offer prospectus under the heading “MATERIAL TAX CONSIDERATIONS—Material U.S. Federal Income Tax Consequences—Material U.S. Federal Income Tax Considerations Relating to the Ownership and Disposition of Holdco Shares Received in the Exchange Offer—Information Reporting and Backup Withholding.”

Special Dividend Treated as Additional Exchange Offer Consideration

Because holders of Deutsche Börse shares will own stock possessing more than 50% of the total combined voting power of Holdco shares entitled to vote after the exchange offer and merger, the receipt of the special dividend will be subject to special rules under Section 304 of the Internal Revenue Code if it is treated as additional consideration in the exchange offer. Under those rules, the special dividend will be treated as having been paid in redemption of a U.S. holder’s shares.

Under Section 302 of the Internal Revenue Code, a U.S. holder will recognize capital gain or loss if, among other possible tests, the deemed redemption described above is “substantially disproportionate” with respect to the holder. Because U.S. holders’ direct and indirect interest in Deutsche Börse will generally decline as a result of the exchange offer and merger, it is expected that the deemed redemption will be “substantially disproportionate” with respect to U.S. holders of Deutsche Börse shares, and consequently that the special dividend will be treated as a payment in exchange for shares. However, if a U.S. holder actually or constructively owns Holdco shares, other than Holdco shares received in the exchange offer, the deemed redemption may not be “substantially disproportionate” for purposes of Section 302 of the Internal Revenue Code, in which case the special dividend could be treated as a dividend for U.S. federal income tax purposes.

Provided that the deemed redemption is “substantially disproportionate” as described above, a U.S. holder will recognize capital gain or loss equal to the difference between the amount of the special dividend and the U.S. holder’s basis in the shares deemed to be redeemed. The manner in which a U.S. holder’s basis in the shares redeemed is determined is not entirely certain. However, it would be reasonable to allocate a U.S. holder’s basis in its Deutsche Börse shares among the Holdco shares retained and the shares deemed to be redeemed in proportion to the fair market value of the Holdco shares retained and the amount of the special dividend. U.S. holders, including U.S. holders that acquired different blocks of Deutsche Börse shares at different times or different prices should consult their tax advisors regarding the manner in which gain or loss should be determined. Any recognized gain or loss generally will be long-term capital gain or loss if, as of the date of the exchange offer, the U.S. holder’s holding period for the Deutsche Börse shares exchanged exceeds one year.

Information Reporting and Backup Withholding

Payments made to a U.S. holder of Deutsche Börse shares in connection with the exchange offer, under certain circumstances, may be subject to information reporting and backup withholding (currently, at a rate of 28%), unless such holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not additional tax and may be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

Material Dutch Tax Consequences of the Special Dividend

For Dutch dividend withholding tax purposes, the special dividend qualifies as a distribution to shareholders out of the capital (share premium) reserves of Holdco, which is subject to Dutch dividend withholding tax solely to the extent Holdco has “net profits” (zuivere winst). Holdco intends to request a ruling from the Dutch tax authorities confirming that Holdco will not have any “net profits” at the time the special dividend is paid. However, there can be no assurance that the Dutch tax authorities will issue such a ruling. In the event Holdco does not obtain the requested ruling from the Dutch tax authorities, it may withhold Dutch dividend withholding tax in respect of the special dividend. The Dutch tax treatment of future regular dividends paid by Holdco will be as described in the proxy statement.

The summary in the preceding paragraph is not intended to be, nor should it be construed as being legal or tax advice. Shareholders of Deutsche Börse and/or prospective shareholders of Holdco shares are therefore strongly advised to consult their tax advisors regarding the tax consequences of the receipt of the special dividend.

Amendment to the Business Combination Agreement

On June 16, 2011, Holdco, Deutsche Börse, NYSE Euronext and Pomme Merger Corporation entered into Amendment No. 2 to the business combination agreement. In Amendment No. 2, the parties agreed that appraisal rights are available for NYSE Euronext shareholders who dissent to the merger pursuant to Delaware law. See “Holdco Special Dividend—Appraisal Rights for NYSE Euronext Shareholders” above.

Amendment No. 2 to the business combination agreement is attached as Exhibit A to this Supplement and is incorporated by reference herein.

EUREX TRANSACTION

On June 7, 2011, Deutsche Börse signed a share purchase agreement (which is referred to in this Supplement as the “share purchase agreement”) with SIX Group AG and SIX Swiss Exchange AG, a wholly owned subsidiary of SIX Group AG, to purchase from SIX Group AG the remaining 50% shareholding in Eurex Zürich AG as well as the Swiss derivatives business relating to Eurex Zurich AG with economic effect as of January 1, 2012. Upon closing of the transaction and with economic effect as of January 1, 2012, Deutsche Börse will receive 100% of Eurex’s economic interest instead of the 85% it is currently entitled to. The purchase price will be €590 million, 50% of which will consist of shares of Holdco that Deutsche Börse will receive for the tender of Deutsche Börse treasury shares in the exchange offer and 50% of which will consist of cash. If the conditions to completing the combination of Deutsche Börse and NYSE Euronext have not been satisfied by March 31, 2012, Deutsche Börse will pay to SIX Group AG 50% of the purchase price by delivery of Deutsche Börse treasury shares and 50% of the purchase price in cash. For purposes of the purchase price, the Holdco shares (and the Deutsche Börse shares, as the case may be) have been valued at the one-month volume weighted average price of a Deutsche Börse share prior to the execution of the share purchase agreement.

The acquisition of the Eurex business by Deutsche Börse is structured as a spin-off by SIX Swiss Exchange AG of the Swiss derivatives business regarding Eurex Zürich AG to a newly formed Swiss company (which is referred to in this Supplement as “Swiss NewCo”). The spin-off will include the shares in Eurex Zürich AG held by SIX Swiss Exchange AG, the rights to the Eurex system and the brand “Eurex” and other assets and contracts required for the current operation of the Swiss derivatives business and relating to Eurex Zürich AG. Assets and agreements held by SIX Swiss Exchange AG regarding the CHF Repo Market and the OTC Spot Market will not form a part of the spin-off. However, Eurex Zürich AG will continue to operate the CHF Repo Market and the OTC Spot Market following closing (with economic effect as from January 1, 2012 for its own account) based on continued business management agreements (Geschäftsbesorgungsverträge) and license agreements. Following the spin-off, all shares in NewCo will be acquired by Deutsche Börse. Through the acquisition of these shares in NewCo, Deutsche Börse will become sole indirect shareholder of Eurex Zürich AG and will carry on the business activities of Eurex in Germany and Switzerland.

Following the closing of the Eurex transaction, the shareholders’ agreement dated August 31, 1998 between Deutsche Börse and SIX Swiss Exchange AG, the Investment Protection Agreements relating to International Securities Exchange (ISE) and European Energy Exchange (EEX), the operating agreement (Betriebsführungsvertrag) between SIX Swiss Exchange and Eurex Zürich AG and the letters of comfort issued by SIX Swiss Exchange AG in favor of Eurex Clearing AG, as well as a number of other agreements that have been entered into by the parties in relation to the Eurex joint venture, will be terminated or transferred to Swiss NewCo.

SIX Group AG and SIX Swiss Exchange AG have agreed in the share purchase agreement that neither they nor their affiliated companies will engage directly or indirectly in competition with Eurex regarding the derivatives business, as it is presently operated by Eurex, for a term of two years after the closing of the Eurex transaction. In turn, Deutsche Börse has agreed to continue the business of Eurex Zürich AG, largely as it currently stands (including the CHF Repo Market and the OTC Spot Market) and with a competitive operating platform, for at least three years from closing of the Eurex transaction.

Other areas of cooperation between Deutsche Börse and SIX Group, such as STOXX and Scoach, will not be affected by the share purchase agreement. However, the parties agreed to commence non-binding discussions for the purpose of evaluating other co-operations after the closing.

The closing of the Eurex transaction is subject to, among other approvals, antitrust approvals, other regulatory approvals, if required, and either the completion of the combination of Deutsche Börse and NYSE Euronext or the occurrence of March 31, 2012. If, at March 31, 2012, the settlement of Holdco’s exchange offer for Deutsche Börse shares (i.e., the delivery of HoldCo shares for tendered Deutsche Börse shares) has not been completed, but all conditions to completing the combination between Deutsche Börse and NYSE Euronext have been satisfied, then Deutsche Börse’s obligation to pay the share portion of the consideration in Holdco shares will be extended until April 15, 2012. After such time, assuming completion of all other conditions under the share purchase agreement, the share portion of the transaction consideration will be made in Deutsche Börse shares. If the closing conditions to the share purchase agreement are not satisfied by June 30, 2012, either party may withdraw from the share purchase agreement.

Exhibit A

AMENDMENT NO. 2

to

BUSINESS COMBINATION AGREEMENT

by and among

NYSE EURONEXT

DEUTSCHE BÖRSE AG

ALPHA BETA NETHERLANDS HOLDING N.V.

and

POMME MERGER CORPORATION

Amendment dated as of June 16, 2011

AMENDMENT NO. 2

TO

BUSINESS COMBINATION AGREEMENT

This AMENDMENT NO. 2, dated as of June 16, 2011 (this “Amendment”), to the Business Combination Agreement, dated as of February 15, 2011 (as amended by Amendment No. 1, dated as of May 2, 2011, the “Business Combination Agreement”), is by and among NYSE Euronext, a Delaware corporation (“NYSE Euronext”), Deutsche Börse AG, an Aktiengesellschaft organized under the laws of the Federal Republic of Germany (“Deutsche Börse”), Alpha Beta Netherlands Holding N.V., a naamloze vennootschap organized under the laws of the Netherlands (“Holdco”), and Pomme Merger Corporation, a Delaware corporation and wholly owned subsidiary of Holdco (“Merger Sub”).

RECITALS

WHEREAS, the parties to the Business Combination Agreement desire to amend and supplement certain terms of the Business Combination Agreement as described herein; and

WHEREAS, all capitalized terms not defined herein shall have the meaning ascribed to such terms in the Business Combination Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

1. Effect of the Merger on Shares. The first sentence of Section 2.7(a) is amended and restated to read as follows:

“(a) As a result of the Merger and without any action on the part of the holder of any capital stock of NYSE Euronext, Holdco, Deutsche Börse or Merger Sub, at the Effective Time:

(i) each NYSE Euronext Share issued and outstanding immediately prior to the Effective Time (other than (x) any NYSE Euronext Share owned directly by NYSE Euronext or Merger Sub and in each case not held on behalf of third parties and (y) Dissenting Shares (each of (x) and (y), an ‘Excluded Share’)) shall automatically be converted into the right to receive 0.47 of a fully paid and non-assessable Holdco Share (such number of a Holdco Share, the ‘Merger Consideration’).”

2. Dissenting Shares and Appraisal Rights. Section 2.7(d) is amended and restated to read as follows:

“(d) Notwithstanding anything in this Agreement to the contrary, NYSE Euronext Shares outstanding immediately prior to the Effective Time and held by a holder who did not vote in favor of the Merger and properly demands appraisal of such NYSE Euronext Shares (‘Dissenting Shares’) pursuant to, and in all respects in compliance with, Section 262 of the DGCL (the ‘Appraisal Rights’) will not be converted into the right to receive the Merger Consideration, and holders of such Dissenting Shares shall be entitled to payment of the fair value of such Dissenting Shares in accordance with the Appraisal Rights (it being understood that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto other than the right to receive the appraised value of such Dissenting Shares to the extent afforded by the Appraisal Rights); provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to payment of the fair value of such Dissenting Shares under the Appraisal Rights, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the Merger Consideration. NYSE Euronext shall give prompt notice to Deutsche Börse of any demands received by NYSE Euronext for appraisal of any NYSE Euronext Shares, any withdrawals of such demands, and any other instruments received by NYSE Euronext that relate to any such demand for, and Deutsche Börse shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time,

NYSE Euronext shall not, without the prior written consent of Deutsche Börse, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.”

3. Definitions Set Forth in Annex I. Annex I of the Business Combination Agreement shall be amended to add the following defined terms in alphabetical order: “Appraisal Rights” and “Dissenting Shares” with a page reference to page 9 and page 10, respectively.

4. Modification or Amendment. Subject to the provisions of applicable Law, and except as otherwise provided in this Business Combination Agreement, this Amendment may be amended, modified or supplemented only by a written instrument executed and delivered by all of the parties hereto, whether before or after approval of the matters presented in connection with the Offer and the Merger by NYSE Euronext stockholders; provided that, after any such approval, no amendment shall be made for which applicable Law or the rules of any relevant stock exchange requires further approval by such stockholders without such further approval.

5. Counterparts. This Amendment may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

6. GOVERNING LAW AND VENUE. For purposes of the governing law and venue applicable to this Amendment, Section 10.5 of the Business Combination Agreement is restated herein in full, except that reference to “this Agreement” shall be references to “this Amendment.”

7. No Third-Party Beneficiaries. This Amendment is not intended to, and does not, confer upon any Person other than the parties who are signatories hereto any rights or remedies hereunder.

8. Severability. The provisions of this Amendment shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Amendment, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Amendment and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9. Interpretation; Construction.

(a) The headings herein are for convenience of reference only, do not constitute part of this Amendment and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(b) The parties have participated jointly in negotiating and drafting this Amendment. In the event that an ambiguity or a question of intent or interpretation arises, this Amendment shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Amendment.

(c) Neither this Amendment nor any of the rights, interests or obligations under this Amendment shall be assigned, in whole or in part, by any of the parties hereto without the prior written consent of the other party. Any attempted or purported assignment in violation of the preceding sentence shall be null and void and of no effect whatsoever. Subject to the preceding two sentences, this Amendment shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

10. Remainder of Business Combination Agreement. Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Business Combination Agreement, all of which shall continue to be in full force and effect.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

NYSE EURONEXT

By:	/s/ Duncan Niederauer
Name: Duncan Niederauer
Title: Chief Executive Officer

DEUTSCHE BÖRSE AG

By:	/s/ Dr. Reto Francioni
Name: Dr. Reto Francioni
Title: Chief Executive Officer

By:	/s/ Gregor Pottmeyer
Name: Gregor Pottmeyer
Title: Chief Financial Officer

ALPHA BETA NETHERLANDS HOLDING N.V.

By:	/s/ Stephane Biehler
Name: Stephane Biehler
Title: Managing Director

By:	/s/ Marcus Thompson
Name: Marcus Thompson
Title: Managing Director

POMME MERGER CORPORATION

By:	/s/ Stephane Biehler
Name: Stephane Biehler
Title: Vice-President

By:	/s/ Marcus Thompson
Name: Marcus Thompson
Title: Vice-President